                                    EXHIBIT 7

                                SCHEDULE 14D-9/A



                         MOBLEY ENVIRONMENTAL SERVICES, INC.

                                FAIRNESS OPINION

                                       FOR

                         MOBLEY ENVIRONMENTAL SERVICES, INC.



                                     [LOGO]

                                  July 15, 1999

G. CLYDE BUCK
MANAGING DIRECTOR

                                             July 15, 1999

PERSONAL AND CONFIDENTIAL
-------------------------

Mobley Environmental Services, Inc.
111 Congress Avenue, Suite 1400
Austin, Texas  78701

Attention:  Mr. John Mobley
            President, Chief Financial Officer and Secretary


Dear John:

     You have advised Harris Webb & Garrison, Inc. ("HWG") that a confidential proposed investor, Harvard Capital, L.L.C. ("Harvard") has proposed to acquire the outstanding Class A common stock of Mobley Environmental Services, Inc. ("Mobley") at a price of $0.25 per share in cash via a cash tender offer for at least 50 percent of the Class A common shares. You have requested that HWG act as financial advisor and issue an opinion ("Opinion") as to the fairness to the Class A shareholders of Mobley of the financial terms of the Proposed Investment.

     HWG, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     In arriving at our opinion, we have, among other things:

     1. Reviewed a Schedule 14-D-1 Tender Offer Statement filed by Mobley with the Securities and Exchanage Commission on 6/11/99 and an amendment dated 7/13/99;

     2. Reviewed an Offer to Purchase for Cash document dated 6/11/99 and a supplement dated 7/13/99;

     3. Reviewed a letter of intent dated 3/23/99 from Harvard regarding the potential purchase of at least 50% of Mobley's Class A common shares;

Mobley Environmental Services, Inc.
July 15, 1999
Page 2
------------------------------------------------------------------------------

     4. Reviewed an internally-prepared draft of Mobley's unaudited balance sheet as of 6/30/99;

     5.   Reviewed Mobley's Form 10-Q for the quarterly period ended 3/31/99;

     6.   Reviewed Mobley's Form 10-Q for the quarterly period ended 9/30/98;

     7.   Reviewed Mobley's Form 10-KSB for the year ended 12/31/98;

     8. Reviewed Mobley's Preliminary Financial Statements for the year ended 12/31/98 prepared by KPMG;

     9. Reviewed Plaintiffs' Second Amended Original Petition for ADAMS V. AMERICAN ECOLOGY ENVIRONMENTAL SERVICES CORPORATION, F/K/A GIBRALTAR CHEMICAL RESOURCES, INC.;

     10. Reviewed Plaintiffs' Third Amended Original Petition for DANIELS V. GIBRALTAR CHEMICAL RESOURCES, INC.;

     11. Reviewed Plaintiffs' Fourth Amended Original Class Action Petition FOR WILLIAMS V. GIBRALTAR CHEMICAL RESOURCES, INC.;

     12. Reviewed a letter from U.S. Filter dated 7/9/99 regarding estimated earn-out payments;

     13. Reviewed a letter dated 7/13/99 from the law firm, Ramey & Flock, stating that the estimated budget for the Adams case arrived at in May remained the same in July;

     14. Discussed with management of Mobley the outlook for future operating results, assets and liabilities of the company, materials in the foregoing documents, and other matters we considered relevant to our inquiry; and

     15. Considered such other information, financial studies, analyses and investigations as we deemed relevant under the circumstances.


     In our review and in arriving at our opinion, we have, with your permission, (i) not independently verified any of the foregoing information and have relied upon its being complete and accurate in all material respects, and (ii) not made an independent evaluation or appraisal of specific assets of Mobley. Our Opinion is provided to you pursuant to the terms of our engagement letters dated April 6, 1999 and July 13, 1999.

Mobley Environmental Services, Inc.
July 15, 1999
Page 3
------------------------------------------------------------------------------

     Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the consideration to be received pursuant to the proposed transaction is fair to the Class A shareholders of Mobley from a financial point of view.

                                        HARRIS WEBB & GARRISON, INC.


                                   By:  ______________________________
                                        G. Clyde Buck
                                        Managing Director

                               M E M O R A N D U M
                               -------------------


TO:       File

FROM:     G. Clyde Buck
          Holden W. Burrow

DATE:     July 15, 1999

RE: Logic Memo to Support HWG Fairness Opinion to the Class A common shareholders of Mobley Environmental Services, Inc. ("Mobley") in Connection with a cash tender offer for at least 50% of the Class A common shares by a confidential proposed investor, Harvard Capital, L.L.C. ("Harvard") to the shareholders of Mobley.




                               TABLE OF CONTENTS
                               -----------------

                                                                       PAGE
                                                                       ----
A.   BACKGROUND OF MOBLEY ENVIRONMENTAL SERVICES, INC.                   3

B.   SUMMARY OF PROPOSED INVESTMENT                                      7

C.   SUMMARY OF CRITICAL FACTORS TO SUPPORT
     HWG'S FAIRNESS OPINION                                              9

                                      EXHIBITS


1.   Mobley's Financial Statements

2.   Schedule of Mobley's Current Investment Assets

A.   BACKGROUND OF MOBLEY ENVIRONMENTAL SERVICES, INC.

          Mobley Environmental Services, Inc. ("Mobley") has had no operating assets since the sale of its oilfield services business and hydrocarbon recovery and recycling business in 1997. Because of contingent litigation from several sources, Mobley will remain in existence for several years.

          Mobley was formed in July 1991 for the purpose of combining the businesses of Gibraltar Chemical Resources, Inc. ("Gibraltar"), Mobley Company, Inc. ("Mobley Co."), and Mobley Group, Inc. Shareholders of the predecessor companies received shares of Mobley's Class B common stock in exchange for their shares of these companies, and Class A shares were sold to the public in an initial public offering. As a result of the foregoing transactions, Gibraltar and Mobley Co. became wholly-owned subsidiaries of Mobley and Mobley Group, Inc. was merged into Mobley.

          Gibraltar was started in 1980, in the hazardous waste treatment and disposal business. Mobley completed the sale of Gibraltar on 12/31/94; and since that time, Mobley has not been involved in the commercial management of hazardous wastes.

          Mobley Co., founded in 1943, was in the oilfield service business principally the handling of oilfield fluids. In 1987, Mobley expanded its services activities to include the collection and treatment of non-hazardous, hydrocarbon-laden wastes for customers outside the oil and gas industry. In 1995, Mobley, through a newly-formed subsidiary, Hydrocarbon Technologies, Inc., broadened its hydrocarbon recycling and recovery activities to include the collection and marketing of used oil and oil filters. Additionally, during 1996, Mobley completed construction of two new facilities for the recycling of used motor oil and fuel mixtures into higher-value finished products for sale and the processing and recycling of used oil filters, absorbents and related materials.

          On 1/20/97, Mobley completed the sale of the assets used in its oilfield services business to Dawson Production Services, Inc. ("Dawson"). Thereafter, Mobley completed the sale (the "Transaction") of its hydrocarbon recycling and recovery assets to the United States Filter Corporation ("U.S. Filter") on 5/29/97.

     RESTRUCTURING AND DIVESTITURE OF HAZARDOUS WASTE OPERATIONS

          In late 1993, Mobley determined that the divestiture of its hazardous waste business conducted by Gibraltar was in the best interests of Mobley and its shareholders. On 5/10/94, Mobley entered into a definitive agreement (the "Stock Purchase Agreement") for the sale of all of the outstanding shares of common stock of Gibraltar to American Ecology Corporation ("AEC"), and such sale was completed effective 12/31/94.
     Mobley is required to indemnify AEC for all losses resulting from breaches of warranties and from pending or future claims resulting from circumstances existing prior to closing. Mobley and AEC executed a Tolling Agreement, extending the statute of limitations for certain claims to 7/30/00.

     BUSINESS STRATEGY AND BACKGROUND OF DISPOSITION TRANSACTIONS

          Having exited the hazardous waste industry with the sale of Gibraltar, Mobley focused on the continued growth and development of its non-hazardous hydrocarbon recycling and recovery business. Mobley's Board of Directors and management believed that its core skills in managing liquid hydrocarbon wastes, combined with its experience in processing industrial oily wastes, formed a solid foundation for a business expansion into more advanced hydrocarbon recycling and recovery technologies. Specific plans were made for the engineering and construction of a distillate fuels production facility and oil filter recycling facility. The filter recycling facility began operations in April, 1996, and the distillate fuels production facility began full-scale operations in August, 1996.

          In October 1995, Mobley engaged Cureton and Co., Incorporated ("Cureton & Co."), an investment banking and business advisory firm, to assist it with the investigation and possible financing of other business combination opportunities that had come to Mobley's attention. With the assistance of Cureton & Co., Mobley investigated possible relationships or affiliations with a variety of entities whose operations might be a feasible expansion of, or complementary to, Mobley's existing operations or those contemplated under its strategic plan.

          Operating losses sustained by Mobley in early 1996, coupled with the capital spending program associated with the execution of its growth strategy, significantly weakened Mobley's liquidity over the first half of 1996. As a result of Mobley's deteriorated financial condition and unfavorable results of operations, bank debt financing was effectively eliminated as a viable source of funds for the continued execution of its strategic plan. Through Cureton & Co., Mobley contacted numerous persons during the summer of 1996 to discuss the possibilities of a private investment in Mobley or other strategic alliance. Through an exhaustive process, U.S. Filter emerged as the most viable party interested in pursuing a specific transaction with Mobley. After lengthy discussions, it became clear that U.S. Filter was not interested in joint ownership and would only proceed with negotiations on the basis of purchasing Mobley's entire interest in its hydrocarbon recycling and oil/water processing business.

          On 4/25/97 entered an Asset Purchase Agreement ("Agreement") to sell to U.S. Filter the net assets of the Mobley's hydrocarbon recycling and recovery business in consideration for U.S. Filter common stock having an aggregate exchange value of $8.0 million, plus the right to receive additional shares of U.S. Filter common stock with an exchange value of up to $4.0 million upon the attainment of certain financial performance goals by the business in the two-year period following the sale.

          Mobley's current "game plan" is to (a) resolve its remaining lawsuits and indemnity claims and (b) develop some investment opportunities for whatever funds remain in a joint enterprise with Harvard Capital L.L.C. ("Harvard").

B.   SUMMARY OF PROPOSED INVESTMENT BY HARVARD CAPITAL, L.L.C.

          Harvard proposes to make a tender offer for at least 50% of Mobley's Class A common shares based on a revised tender offer (the "Tender Offer").

          The Tender Offer will be at a purchase price of $0.25 per share payable in cash (revised from a prior offer at $0.20 when the expected value of future U.S. Filter earn-out payments was approximately $1,079,000 lower). The new Tender Offer was made on 7/13/99.

          Thereafter, it is proposed that Mobley deregister its Class A Common Stock with the Securities and Exchange Commission. This would mean that Mobley would not be a reporting company and would not file financials and other reports with the SEC. This would save the Company approximately $100,000 per year. Mobley may deregister if it has fewer than 300 shareholders of record. It is contemplated that the Tender Offer will accomplish this result. However, if there are more than 300 shareholders of record after the Tender Offer, it is contemplated that Mobley would further reduce its number of record shareholders through a reverse split or similar transaction. However, no decision on this matter has yet been made.

          After Mobley is deregistered, it is contemplated that the Mobley B shareholders and the remaining A shareholders, including Harvard, will jointly own an entity that will in turn own Mobley. This entity will seek attractive investment opportunities. This entity has not been formed, and no opportunities have been identified at this time.

          As a condition to the Investment, the holders of such number of shares of Class B common stock as is satisfactory to Harvard in its sole discretion shall execute a Lock-up and Voting Agreement which will provide that such holders (i) will not convert, sell, exchange or otherwise transfer their shares of Class B common stock and (ii) will vote in favor of a reverse split if the decision is made to have a reverse split.

C.   SUMMARY OF CRITICAL FACTORS TO SUPPORT HWG'S FAIRNESS OPINION

          The following items are noted to create a record of the critical factors considered in conjunction with (a) our overall knowledge of fairness in business transactions from a financial point of view and (b) our business judgment in rendering a fairness opinion to Class A common shareholders of Mobley in May 1999. We define "fair market value" as "the price agreed upon between a willing buyer and a willing seller with each having full knowledge of all relevant facts and neither being under any compulsion to act."

          In preparing this memo, with Mobley's approval, we performed no audit work, did not prepare appraisals of specific Mobley assets and did not verify the accuracy or completeness of information furnished to us by Mobley.

          HWG's engagement to furnish a fairness opinion in connection with the Exchange was first set forth in an engagement letter agreement between HWG and Mobley dated April 6, 1999. The agreement involved a total fee of $35,000, reimbursement for reasonable out-of-pocket expenses and indemnification of HWG. HWG was asked to update the fairness opinion based on a revised Tender Offer by Harvard. A second engagement letter agreement between HWG and Mobley dated July 13, 1999 calls for an additional fee of $17,500 plus reasonable out-of-pocket expenses and indemnification of HWG.

1. Our primary logic for evaluating the fairness of the Proposed Investment to the Class A Common shareholders of Mobley was to:

     (a) estimate a reasonable range for the current fair market value per share of 100% of the common shares of Mobley before consideration of contingent liabilities and expenses related to legal proceedings;

     (b) estimate a reasonable range for litigation costs and other contingent liabilities which Mobley may expect to incur in the future (see page
          13); and

     (c) arrive at a fair market value for the common shares after considering a reasonable range of contingent liabilities and expenses related to lawsuits.

          The primary valuation concern is the effect of litigation costs and other contingent liabilities on the Mobley assets. This requires a review of the pending legal proceedings.

          As shown in the NET ASSET VALUE ANALYSIS ON PAGE 19, we estimated a range for the current (e.g., near 5/1/99) fair market value of 100% of Mobley at $0.00 - 0.39 per common share. As shown in the analysis on page 14, we estimated a range for the fair market value of the expected litigation and settlement costs at $3.5 - 7.0 million.

          We noted that THE CASH RECEIVED OF $0.25 PER SHARE IS IN THE TOP HALF OF A REASONABLE RANGE OF ESTIMATED "VALUE GIVEN UP" OF ROUGHLY $0.00 - 0.39 PER SHARE. THUS, THE TENDER OFFER APPEARS TO BE FAIR TO THE PUBLIC CLASS A COMMON SHAREHOLDERS OF MOBLEY.

2.   LEGAL PROCEEDINGS

          In connection with its prior ownership of Gibraltar, Mobley is a party to lawsuits styled WILLIAMS V. GIBRALTAR CHEMICAL RESOURCES, INC., ADAMS V. GIBRALTAR CHEMICAL RESOURCES, INC. DANIELS V. GIBRALTAR CHEMICAL RESOURCES, INC. AND GLAZER V. GIBRALTAR CHEMICAL RESOURCES, INC. to which Gibraltar is also a party. These lawsuits are described below. In connection with the sale of Gibraltar, Mobley is obligated to indemnify AEC from liability and costs associated with these lawsuits.

          On 10/18/93, a suit styled WILLIAMS V. GIBRALTAR CHEMICAL RESOURCES, INC. was filed against Mobley, Gibraltar, Mobley Co. and certain individuals, former customers of Gibraltar and other entities in the State District Court of Smith County, Texas. The petition alleges various acts of negligence, fraudulent concealment, nuisance, trespass resulting from operations of Gibraltar's hazardous waste facility. On 5/12/97, plaintiffs' claims were dismissed by the district court for failure to adhere to discovery deadlines. The dismissal has been appealed to the Court of Appeals.

          DANIELS V. GIBRALTAR CHEMICAL RESOURCES, INC. was filed on 8/31/95 in the State District Court of Dallas County, Texas against Mobley, Mobley Co., Gibraltar, and certain individuals, former customers of Gibraltar and other entities by certain residents of Smith County, Texas. The plaintiffs claim that they have experienced personal injury and property damage caused by the operation of Gibraltar. The plaintiffs demand recovery of unspecified monetary damages based on various legal grounds, including fraudulent concealment, negligence, and assault & battery. This case has been set for trial in 1999.

          GLAZER V. GIBRALTAR CHEMICAL RESOURCES, INC. was filed on 9/6/94, in the United States District Court for the Eastern District of Texas, Tyler Division against Gibraltar by an individual and Mothers Organized to Stop Environmental Sins ("MOSES"), under the citizens' suit provisions of the Clean Air Act and the Resource Conservation and Recovery Act. The suit alleges repeated and continuing violations of these federal environmental protection statutes by Gibraltar and an imminent and substantial endangerment to public health and the environment caused by Gibraltar's alleged improper transportation, storage, treatment and disposal of solid and hazardous wastes. The plaintiffs' request that Gibraltar's hazardous waste facility be permanently closed, civil penalties be imposed, and plaintiffs' costs of litigation be awarded. This case has been abated by the court pending closure of the plant site pursuant to TNRCC regulations and approvals; the closure process for the facility is ongoing.

          ADAMS V. AMERICAN ECOLOGY ENVIRONMENTAL SERVICES CORPORATION, F/K/A GIBRALTAR CHEMICAL RESOURCES, INC. was filed on 8/7/96 in the State District Court of Tarrant County, Texas against Gibraltar, Mobley, Mobley Co., approximately 60 former customers of Gibraltar and certain individuals by approximately 600 individuals. The plaintiffs claim that they have experienced personal injury and property damage which are alleged to have been caused by the operation of Gibraltar. The plaintiffs demand recovery of unspecified monetary damages and injunctive relief based on various legal grounds including negligence, assault and battery, and intentional infliction of emotional distress. A pretrial order directs that 60 of the plaintiffs be selected and divided into groups of 12. Discovery is proceeding on the first group with a trial setting for November of 1999. The other groups will proceed to trial after discovery is completed. Discovery is ongoing in this case. Neither the defense costs nor the damages, if any, arising from this action are covered by any insurance policies the Company currently has or had at the time of the alleged activities. AEC's insurer is paying 50% of the defense costs of this case.

3.   PER SHARE VALUATION


          The Mobley assets are primarily (a) cash and investment grade securities (see Exhibit 2) worth approximately $5.5 million plus (b) the second year of the U.S. Filter earn-out, which is estimated to be $1,679,000, net of commissions (see page 19). The valuation of these assets is straightforward and reliable because their fair market value is easy to determine. Thus, the assets are worth approximately $0.81 per share.

          Mobley's contingent liabilities consist of (i) litigation defense cost, (ii) plaintiff's recoveries against Mobley in the pending cases,
     (iii) indemnity claims of customer defendants and AEC arising out of the litigation and (iv) indemnity claims of AEC arising out of the sale of Gribraltar.

          Mobley's counsel has prepared budgets for litigation cost for the Adams case for the balance of 1999. Mobley's 50% of these costs will be approximately $900,000. (We reviewed a letter from Mobley's counsel stating that as of 7/13/99, the budget remains the same.) Based on the pre-trial order in effect, these costs will continue until all the cases of the 600 plaintiffs are tried or settled. This process could well continue for 3 years past 1999. Amounts not spent for trial costs will likely be spent for settlement, i.e., settlements will likely be based on the cost of defense. If AEC's insurer stops paying one-half of the defense cost in Adams, Mobley's cost will double for this case.

          Mobley contends that it has at least three pollution liability policies that cover it for the Daniels and Williams cases. These policies would provide $14 million in indemnity coverage and $9 million in defense cost. Mobley's insurer claims that only our policy covers these cases providing a maximum of $4 million in indemnity coverage and $2 million in defense cost. If the insurer is correct, there remains approximately $3 million in indemnity coverage for these two cases. Also, defense costs have exceeded $2 million to date. The carrier has continued to pay defense costs in these two cases, but Mobley has no assurance that it will continue to do so.

          Therefore, Mobley must defray substantial defense costs in the next
     3.5 years in the Adams case and possibly the other two as well. On the low end these costs appear to be approximately $1 million per year for
     3.5 years. On the high end, Mobley could have to bear all the Adams costs and all the Daniel and Williams costs. This could easily be twice the low end. THUS, DEFENSE COSTS OVER THE NEXT 3.5 YEARS COULD RANGE FROM $3.5 MILLION TO $7.0 MILLION OR FROM $0.40 TO $0.80 PER SHARE. While Mobley believes it has valid defenses to all of these cases, they must be defended or settled, and the outcome would be highly uncertain to an investor near 5/1/99.

          Most of the customer defendants in these cases have indemnity agreements under which Gibraltar agreed to indemnify them from liability for improper handling of their waste streams. In turn, Mobley gave indemnities to AEC against liability from these cases. If the customers seek recovery of their defense costs and any settlement or recovery amounts they pay, AEC could seek recovery for these amounts from Mobley. Also, AEC's carrier could make a claim against Mobley for amounts it has expended. Mobley believes it has valid defenses to these claims as well but these defenses must be asserted.

          In addition, AEC could make claims against Mobley for breaches of warranty involved in the sale of Gibraltar to AEC.

          Further discussion of these lawsuits and possible tactics for defense or settlement was beyond the scope of our expertise as financial analysts. Moreover, management believed it was in the best interests of the Mobley shareholders to keep certain details of the cases confidential. In any case, it appeared likely that the litigation would be expensive and would be a major negative concern to a buyer of 100% of Mobley's Class A common shares. (See also values cited on page 10.)

4.   PREMIUM

          We also noted that trading of small minority interests of Mobley shares at the end of May, 1999 have been at approximately $0.14 per share. From a minority shareholders viewpoint, AN OFFER WORTH $0.25 PER SHARE WITHOUT COMMISSIONS FOR MOBLEY WOULD BE A FAIR PREMIUM OF 79% OVER A RECENT MARKET PRICE OF $0.14 PER SHARE.

          Mobley's shares have not traded since 6/21/99, when its shares settled at $0.20 (the original Tender Offer). On 7/13/99, Harvard increased its offer by 25% to $0.25 per share.

5.   OWNERSHIP OF MOBLEY

          We noted that Mobley has two classes of common shares with the following shares outstanding as of 5/1/99:

     Type                          # of Shares      % Ownership
     ----                          -----------      -----------
     Class A Common Stock           4,259,650          48.2%
     Class B Common Stock           4,575,643          51.8%
                                    ---------         ------
          Total                     8,835,293         100.0%

          Each share of Class B common stock is convertible into one share of Class A common stock at any time. Certain beneficial owners and management own 1,578,487 shares (17.9% of total shares) of Class B common stock and no shares of Class A common Stock. The Mobley family and related trusts and other entities own in excess of 95% of the Class B shares.

6.   UNSOLICITED OFFER

          According to management, the offer from Harvard was unsolicited. Management believed that the Company could not be sold until the legal matters were resolved. Consequently, management did not attempt to sell the Company. Harvard approached Mobley because Harvard wanted to be the Company's partner in the Company's future investments. The original price of $0.20 per share was proposed by Harvard as a reasonable and fair premium over the $0.14 per share recent trading price of the stock. Harvard was not furnished any confidential information concerning the negative value of Mobley's lawsuits. Once Harvard learned of the unexpected additional earn-out (see item 12), Harvard increased its offer by 25% to $0.25. No other bidders have approached Mobley since Harvard made its offer.

7.   BREAK-UP FEE

          If Mobley enters into an agreement with a third party (i.e., not Harvard) calling for the acquisition by a third party of in excess of 9.9% of any class of equity securities of Mobley, then Mobley will grant to Harvard a warrant (the "Warrant") to purchase (i) that number of Class A common stock equal to 4.9% of the issued and outstanding shares of Class A common stock and (ii) that number of Class B common stock equal to 4.9% of the issued and outstanding shares of Class B common stock. The exercise price will be $0.20 per share and will expire 12/31/03.

          However, we believe the dilution which would arise from the Warrant would not prohibit Mobley from accepting another offer. For instance, if a third party offered $0.30 per share, the dilution would be 1.6% (i.e., the Warrant would receive net proceeds of approximately $0.095 for 432,930 shares or $41,270).

8.   CLASS A SHAREHOLDERS

     WE ALSO NOTED THAT THE CLASS A COMMON SHAREHOLDERS OF MOBLEY AS A WHOLE ARE NOT BEING FORCED TO GIVE UP THEIR CLASS A COMMON MOBLEY SHARES. Each has the option to accept or reject the Harvard offer and a majority must accept for the transaction to proceed. In this context, someone evaluating the fairness of the Harvard offer might ask whether or not it would be fair to deny Mobley's Class A common shareholders the right to accept or reject the Harvard offer.

          In the event that Mobley has over 300 record shareholders after the Tender Offer, there may be a reverse split in order to bring about deregistration with the SEC. A decision on this has not been made. If there is such a split, Class A shareholders could be cashed out if they hold less shares than the conversion amount. If this occurs, Mobley intends to assist any shareholder acquire additional shares to avoid this result. However, there is no assurance this will occur.

9.   FINANCIALS

     Our review included a preliminary unaudited balance sheet of Mobley as of 6/30/99.

10.  MINIMUM PARTICIPATION

     We noted that the adoption of the Tender Offer requires the consent of 50% of the Class A common shareholders of Mobley.

11. MOBLEY'S COMMON SHARES ARE PUBLICLY TRADED over the counter on the bulletin board under the symbol "MBLYA" and have traded at $0.14 per share recently in a very thin market.

          The average closing price for Mobley in the 30, 60, 90 and 120 days prior to 4/23/99 has been $0.14, $0.14, $0.14 and $0.14, respectively.
     (See table on next page.)

     STOCK DATA:
     4/23/99 Stock Price:                    $0.14       52-Week High:   $0.38
     Market Capitalization:           $1.2 million       52-Week Low:    $0.13
     Shares Outstanding:        4.3 million shares
     Float:                     2.5 million shares

          As the table below may indicate and because Mobley's stock is thinly-traded, not widely held by institutional investors and not followed by research analysts, we consider the Mobley market price to be somewhat inefficient and perhaps not reliable. It does, however, represent prices agreed upon between willing buyers and willing sellers on numerous days of recent trading, with all trades being at $0.14 or $0.15 per share. Mobley's shares climbed to $0.20 after the announcement of the $0.20 original Tender Offer. The shares have not traded since 6/21/99.

                                        AVERAGE DAILY       AVERAGE DAILY
                                         STOCK PRICE        VOLUME (SHARES)
                                        -------------       ---------------
     4/23/99                                  $0.14                0
     Prior 7  days of trading                  0.14               400
     Prior 30 days of trading                  0.14               755
     Prior 60 days of trading                  0.14             1,085
     Prior 90 days of trading                  0.14               737
     Prior 120 days of trading                 0.14               741

12.  EARN-OUT

          As of 5/29/99, 20% of a two-year $4 million earn-out from U.S. Filter has been received by Mobley and the shares liquidated. On 5/29/99, Mobley received a preliminary estimate that the remaining earn-out payment calculated after 5/29/99 will be approximately $600,000 and that it will be paid to Mobley within 90 days of 5/29/99.

          On 7/9/99, Mobley received a letter from U.S. Filter indicating that the earn-out would be equal to $1,840,000 less an 8.75% commission of $161,000. As a result, Harvard revised its Tender Offer and we revised our net asset value calculation based on an earn-out of $1,679,000. Our revised net asset value calculation now considers the possible increase of $1,079,000 in value which is equal to $0.12 per share. A shareholder may argue that Harvard's offer should increase by $0.12 rather than $0.05 per share. It is important to note, however, that the additional $1,079,000 is at risk from the Company's substantial legal claims. Our range of value considering the new earn-out amount demonstrates in Case B that the net asset value per share still could be $0.00.

          By accepting the Tender Offer, a Mobley shareholder receives $0.25 per share and thus eliminates the risk of his shares being worth zero and also eliminates the possible reward of them being worth $0.39 per share.

13.  ESTIMATED VALUE OF 100% OF MOBLEY NEAR 7/13/99

                                MOBLEY BALANCE SHEET

     AS OF 6/30/99                                      CASE A       CASE B
     (IN THOUSANDS)                           BOOK     ADJUSTED     ADJUSTED
                                             VALUE       BOOK         BOOK
                                            ------     --------     --------
     Current Assets                         $  748      $  763        $  763
     Investment Securities  (A)              4,542       4,734         4,734
     Other Assets                              543         521           521
     Proceeds of Earn-out (B)                    0       1,679         1,679
                                            ------      ------        ------
     Total Assets                           $5,833      $7,697        $7,697
                                            ------      ------        ------
                                            ------      ------        ------

     Current Liabilities                       621         724           724
     Long Term Debt                              0           0             0
     Costs Related to Lawsuits (C)               0       3,500         7,000
     Shareholders' Equity                    5,212       3,473           -27
                                            ------      ------        ------
     Total Liabilities and Equity           $5,833      $7,697        $7,697
                                            ------      ------        ------
                                            ------      ------        ------

     Common Shares Outstanding (5/1/98)      8,835       8,835         8,835
     Value Per Share                        $ 0.59      $ 0.39        $ 0.00
                                            ------      ------        ------
                                            ------      ------        ------

     (A) Of this amount $4,017,155 is held in high quality fixed income securities at Northern Trust. On 4/23/99, Mobley sold its remaining 23,294 shares of U.S. Filter for $31.50 which resulted in proceeds of $733,775. This amount was deposited in the Northern Trust account in early May. $4,017,155 plus $733,775 equals $4,750,930, which is close to the book value of $4,734,000.
     (B) Payment of $1,840,000 less a commission of $161,000 is expected in June or July, 1999.
     (c)  See page 14 of this report.

          In our net asset value analysis near 5/1/99, we estimated a $600,000 possible earn-out. As a result, our value per share ranged from $0.00 to $0.27. By increasing the earn-out to $1,679,000, based on new information from the Company our range of value per share has widened to $0.00 to $0.39.

14.  MATERIAL CHANGES

     We discussed with management of Mobley whether any material changes in the affairs and values of Mobley had taken place since 3/31/99, and management of Mobley confirmed that no material changes had occurred other than those previously noted in our logic memo (including the increase in expected proceeds from the U.S. Filter earn-out).

15.  OTHER

          Other reasons for the Merger appearing to be fair and in the best interest of Mobley shareholders included the following:

     (1)  Certainty of cash compared to uncertainty of pending litigation.
     (2)  Future plans for Mobley are uncertain.
     (3) Mobley does not currently anticipate making a distribution to its shareholders in the foreseeable future.
     (4) Mobley anticipates that its ongoing general administrative expenses (NOT including litigation costs) will be approximately $400,000 per year and its investment revenues will be approximately $300,000 per year.
     (5) Mobley does not have any specific plans to conduct any kind of operating business at any time in the future.

16.  COMPARABLE COMPANY ANALYSIS

          Based on the unique nature of Mobley (i.e., a company with no current operations and uncertain, yet substantial contingent litigation risks), we were unable to compare Mobley to any publicly traded securities.

17.  COMPARABLE TRANSACTIONS

          Similarly, based on the unique nature of Mobley, we were unable to compare the proposed Investment in Mobley to any comparable transactions.

18. In the context of HWG's fairness opinion for Mobley, "fair" would seem to be comparable to "reasonable," "just" and "equitable" as those words apply
     to a business transaction.   These adjectives imply that the transaction
     shows little or no evidence of favoritism, bias, undue pressure or lack of objective, informed negotiating between the parties involved. "Fair" involves not only what is legal and ethical, but also what is in the best interest of all parties involved.

          "Fair" is not, however, synonymous with "the best possible," especially in the context of a merger, acquisition or other financial transaction. "Fair" recognizes that if ten experts were asked to suggest a "fair market value" for a normal company, ten different values would probably result. If each expert was well-informed and unbiased, the entire range of values might be considered "fair" prices for selling or merging the Company, but only one value would be the "best."

            MOBLEY ENVIRONMENTAL SERVICES, INC. AND SUBSIDIARIES
                                 BALANCE SHEET

                                                                  DECEMBER 31,
                                                   JUNE 30,   --------------------
                                                    1999        1998        1997
                                                  --------    --------    --------
ASSETS

Current assets:
  Cash and cash equivalents                       $    520    $     81    $    353
  Receivables                                          181         155         373
  Prepaid expenses                                      47          94          93
                                                  --------    --------    --------
      Total current assets                             748         330         819

Property, Plant and equipment, net                     184         188         211
Note receivable                                                                500
Investment securities available for sale             4,542       4,954       4,495
Other assets, net                                      359         359         192
                                                  --------    --------    --------
                                                  $  5,833    $  5,831    $  6,217
                                                  --------    --------    --------
                                                  --------    --------    --------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                  $    210    $     61    $    100
Accrued expenses                                       411         413       1,041
                                                  --------    --------    --------
    Total current liabilities                          621         474       1,141
                                                  --------    --------    --------

Stockholders' equity:
  Preferred stock                                        -           -           -
  Common stock:
    Class A                                             43          43          43
    Class B                                             47          47          47
  Paid-in capital                                   25,159      25,159      25,159
  Accumulated deficit                              (20,065)    (19,845)    (20,093)
  Accumulated other comprehensive income (loss)         36         (39)         29
  Deferred compensation                                  -           -        (101)
  Treasury Stock                                        (8)         (8)         (8)
                                                  --------    --------    --------
      Total stockholders' equity                     5,212       5,357       5,076
                                                  --------    --------    --------
                                                  $  5,833    $  5,831    $  6,217
                                                  --------    --------    --------
                                                  --------    --------    --------

Total shares outstanding (Class A + B)               8,835       8,835

Book Value per Share                                  0.59        0.61

            MOBLEY ENVIRONMENTAL SERVICES, INC. AND SUBSIDIARIES
                              INCOME STATEMENT
                                (In $000's)

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                            -----------------
                                                              1998      1997
                                                            -------   -------
REVENUES                                                     $    -    $    -
Cost of revenue                                                   -         -
                                                            -------   -------
  Gross profit                                                    -         -

S,G & A expense                                                 704       759
                                                            -------   -------
  Operating loss                                               (704)     (759)

Gain on sale of investments securities                            -       555
Interest income                                                 330       158
Other income (expense), net                                      15        42
                                                            -------   -------
  Loss from continuing operations before income taxes          (359)       (4)

Income Taxes                                                      -         -
                                                            -------   -------
  Loss from continuing operations                              (359)       (4)
                                                            -------   -------

Discounted operations, net of tax:
  Net loss from operations of waste management
    services segment                                              -      (405)
  Gain on sale of oilfield services segment                       -     2,802
  Net gain from the earnout period of waste
    management services segment                                 607         -
                                                            -------   -------
      Income from discontinued operations                       607     2,397
                                                            -------   -------
      Net income (loss)                                         248     2,393
  Other Comprehensive income (loss) - change in net
    unrealized gains (losses) on securities, net of tax         (68)       29
                                                            -------   -------
  Comprehensive income (loss)                                   180     2,422
                                                            -------   -------
                                                            -------   -------

Net income (loss) per share - basic and assuming dilution:
  Continuing operations                                      $(0.04)   $    -
  Discontinued operations                                    $ 0.07    $ 0.27
                                                            -------   -------
                                                             $ 0.03    $ 0.27
                                                            -------   -------
                                                            -------   -------

ACCOUNT STATEMENT FOR JUNE 1 - JUNE 30, 1999

MARKET VALUE AS OF MAY 31, 1999                            $5,010,686.48

MARKET VALUE AS OF JUNE 30, 1999                           $5,027,600.24

------------------------------------------------------------------------------

PORTFOLIO SUMMARY

THE INVESTMENT OBJECTIVE FOR THIS ACCOUNT IS INCOME

ASSETS

                              MARKET VALUE      MARKET VALUE     PERCENT OF
                               LAST PERIOD       THIS PERIOD         ASSETS
---------------------------------------------------------------------------
Fixed Income Securities      $4,551,428.50     $4,542,005.50          90.3%
---------------------------------------------------------------------------
Cash and Short Term
  Investments                   459,257.98        485,594.74           9.7%
---------------------------------------------------------------------------
TOTAL ASSETS                 $5,010,686.48     $5,027,600.24         100.0%
---------------------------------------------------------------------------

TOTAL PORTFOLIO              $5,010,686.48     $5,027,600.24         100.0%